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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 811-09913

CUSIP NUMBER

00142J 57 8

00142J 56 0

00142J 55 2

00141A 45 3

00141A 44 6

00141A 39 6

00142J 54 5

00142J 80 0

00142J 88 3

00142J 87 5

00142J 86 7

00141A 52 9

00141A 51 1

00141A 49 5

00141A 48 7

00141A 46 1

00141A 43 8

00141A 47 9

00142J 81 8

00142J 79 2

00142J 78 4

00142J 76 8

00142J 13 1

00142J 77 6

00142J 47 9

00142J 46 1

00142J 45 3

00142J 42 0

00142J 43 8

00142J 12 3

00142J 44 6

00141A 86 7

00141A 84 2

00141A 83 4

00141A 82 6

00141A 42 0

00141A 58 6

00141A 62 8

00141A 63 6

00141A 64 4

00141A 61 0

00141A 41 2

00141A 54 5

00142J 36 2

00142J 35 4

00142J 34 7

00142J 31 3

00142J 32 1

00142J 11 5

00142J 33 9

00141A 81 8

00141A 79 2

00141A 78 4

00141A 77 6

00141A 76 8

00141A 53 7

00141A 59 4

00142J 25 5

00142J 24 8

00142J 23 0

00142J 22 2

00142J 62 8

00142J 61 0

00142J 59 4

00142J 58 6

00141A 32 1

00141A 31 3

00141A 28 9

00141A 29 7

00142J 21 4

00142J 19 8

00142J 18 0

00142J 15 6

00142J 14 9

00142J 17 2

00141A 38 8

00141A 37 0

00141A 36 2

00141A 34 7

00141A 33 9

00141A 35 4

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☒ Form N-CSR

For Period Ended: February 29, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AIM Counselor Series Trust (Invesco Counselor Series Trust)

Full Name of Registrant

AIM Counselor Series Trust

Former Name if Applicable

11 Greenway Plaza, Suite 1000

Address of Principal Executive Office (Street and Number)

Houston, TX 77046

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due dated; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR for the period ended February 29, 2016 without unreasonable effort or expense because additional time is needed to address an issue that has arisen concerning the independence of the Registrant’s auditor, PricewaterhouseCoopers LLP (“PwC”). On May 4, 2016, PwC advised the Registrant’s Audit Committee that it is in discussions with the Staff of the Securities and Exchange Commission (“SEC”) regarding a difference in the interpretation and application of Rule 2-01(c)(1)(ii)(A) of Regulation S-X (the “Loan Rule”), the rule related to debtor-creditor relationships involving an auditor under Regulation S-X’s Qualifications of Accountants provisions. The issue relates solely to the identification of PwC as an independent registered public accounting firm of the Registrant and not the information in the shareholder report itself.

PwC has advised the Audit Committee that it believes it is independent and it continues to have discussions with the SEC’s Staff to resolve this interpretive matter. PwC further advised the Audit Committee that this matter did not compromise or impair its objectivity with respect to conducting its audits and issuing its reports on the financial statements of the Registrant. While PwC represented to the Audit Committee that it feels confident that PwC’s interpretation of the Loan Rule is correct, neither PwC nor the Audit Committee can be certain of the final outcome.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheri Morris	(713)	214-4354
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AIM Counselor Series Trust (Invesco Counselor Series Trust)

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2016	By:	/s/ Sheri Morris
Sheri Morris President, Principal Executive Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).